

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934.

- MicroSectors™ U.S. Big Banks Index 3X Leveraged ETNs due March 25, 2039
- MicroSectors™ U.S. Big Banks Index 2X Leveraged ETNs due March 25, 2039
- MicroSectors™ U.S. Big Banks Index Inverse ETNs due March 25, 2039
- MicroSectors™ U.S. Big Banks Index -2X Inverse Leveraged ETNs due March 25, 2039
- MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETNs due March 25, 2039

Sincerely,